Mail Stop 6010

March 15, 2006

Mr. Anuj Wadhawan
Chief Financial Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA 90250

     Re: OSI Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2005
Forms 10-Q for the Fiscal Quarters Ended September 30, 2005 and
December 31, 2005
  File No. 000-23125

Dear Mr. Wadhawan:

     We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

     Sincerely,

     Martin F. James
     Senior Assistant Chief